Exhibit (a)(1)(D)

Offer to Purchase

All Outstanding Shares of Common Stock

of

ALBIREO PHARMA, INC.

a Delaware corporation

at

$42.00 PER SHARE IN CASH, PLUS ONE NON-TRANSFERABLE CONTRACTUAL CONTINGENT VALUE RIGHT (“CVR”) FOR EACH SHARE, WHICH REPRESENTS THE RIGHT TO RECEIVE A PAYMENT IN CASH OF $10.00 PER CVR, CONTINGENT UPON THE ACHIEVEMENT OF A CERTAIN MILESTONE

Pursuant to the Offer to Purchase

Dated January 23, 2023

by

ANEMONE ACQUISTION CORP.

a wholly owned subsidiary of

IPSEN BIOPHARMACEUTICALS, INC.

a wholly owned subsidiary of

IPSEN PHARMA SAS

a wholly owned subsidiary of

IPSEN S.A.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON FEBRUARY 21, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 23, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Anemone Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”) and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme, to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated January 23, 2023 (the “Offer to Purchase”), subject to certain conditions, including the satisfaction of the Minimum Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Albireo Pharma, Inc., a Delaware corporation (“Albireo”), at a price of $42.00 per Share, to the holder in cash, plus one non-transferable contractual contingent value right (each, a “CVR”) per Share, which CVR represents the right to receive a one-time payment in cash of $10.00 per CVR, contingent upon the achievement of a certain milestone, in each case, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.

A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Paying Agent”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Paying Agent for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on February 21, 2023, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 8, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Albireo, Ipsen, Purchaser and for certain purposes under the Merger Agreement, Guarantor. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Albireo, and Albireo will continue as the surviving corporation and a wholly owned subsidiary of Ipsen (such merger, the “Merger”). At the effective time of the Merger, all then outstanding Shares (other than Shares (a) held by Albireo (or in Albireo’s treasury), Ipsen, Purchaser or any of their respective subsidiaries immediately prior to the effective time of the Merger, or by Albireo stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer) will be automatically converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer: (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Paying Agent; or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Computershare Trust Company, N.A. as the Paying Agent, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Ipsen, Purchaser, the Information Agent or the Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 866-203-9357

Email: albireopharma@georgeson.com